UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
  Mail Stop 7010

      March 24, 2006

Mr. Jon A. Marshall, President and CEO
GlobalSantaFe Corporation
15375 Memorial Drive
Houston, Texas 77079

      Re:	Schedule 14A
      Filed March 9, 2006
		File No. 1-14634

		Form 10-K for the fiscal year ended December 31, 2005
		Filed March 7, 2006
		File No. 1-14634

Dear Mr. Marshall:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the fiscal year ended December 31, 2005

General

1. We note that the 10-K includes no disclosure regarding your 40% interest in Arab Drilling & Workover Company, a Libyan company that operates in Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Syria, whether through subsidiaries or other affiliated entities, joint ventures, or other direct or indirect arrangements;
advise us of the materiality to you of your contacts with Syria; and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies that operate in Syria.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Carmen Moncada-Terry at (202) 551-3687 or me at
(202) 551-3740 with any questions.


      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	J. Guggenheim
      C. Moncada-Terry

      VIA FACSIMILE
      Rennae Henry, Esq.
      Baker Botts LLP
      (713) 229-2784
Mr. Jon A. Marshall
GlobalSantaFe Corporation
March 24, 2006
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